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                       SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC

                                   FORM 12B-25

                                                   Commission File Number 1-9820

                           NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
               [ ] Form N-SAR

For Period Ended:  December 31, 2000


[  ]  Transition Report on Form 10-K      [  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F      [  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

     For the Transition Period Ended: _____________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant             Birmingham Steel Corporation

Former name if applicable _____________________________________________________

Address of principal executive office (Street and number)    1000 Urban Center
                                                             Parkway, Suite 300

City, state and zip code            Birmingham, Alabama  35242


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                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

  [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Birmingham Steel Corporation (the "Company") and its lenders are in the process of completing certain modifications to the Company's debt agreements. The debt modifications will provide the Company with relief from certain financial covenants, and an extension of certain debt maturity dates. Due to the fact that the Company's quarterly financial statements and related notes thereto must reflect the results of the debt restructuring, the quarterly report on Form 10Q could not be filed by the Company without unreasonable effort or expense in the absence of an extension. As indicated in Part II above, the Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Name:  Catherine W. Pecher
                  Phone:   (205)  970-1200


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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X]  Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes   [X]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Birmingham Steel Corporation
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    February 14, 2001                       By:  /s/ Catherine W. Pecher
                                                 ------------------------------
                                                 Catherine W. Pecher
                                                 Vice President and Secretary


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